EXHIBIT 99.1

Schedule of computation of ratio of earnings to fixed charges of The Kroger Co. and consolidated subsidiary companies for the five fiscal years ended January 29, 2011 and for the three quarters ended November 5, 2011 and November 6, 2010.

	November 5,	November 6,	January 29,	January 30,	January 31,	February 2,	February 3,
	2011	2010	2011	2010	2009	2008	2007
	(40 weeks)	(40 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)
	(in millions of dollars)
Earnings:
Earnings before tax expense	$1,369	$1,286	$1,734	$589	$1,967	$1,888	$1,759
Fixed charges	620	630	826	881	872	855	870
Capitalized interest	(5)	(6)	(7)	(10)	(11)	(14)	(13)

Pre-tax earnings before fixed charges	$1,984	$1,910	$2,553	$1,460	$2,828	$2,729	$2,616

Fixed charges:
Interest	$339	$343	$455	$512	$496	$488	$500
Portion of rental payments deemed to be interest	281	287	371	369	376	367	370

Total fixed charges	$620	$630	$826	$881	$872	$855	$870

Ratio of earnings to fixed charges	3.2	3.0	3.1	1.7	3.2	3.2	3.0